Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On July 12, 2017, Tantech Holdings Ltd. (‘Tantech” or the “Company”) completed the acquisition of 70% equity interest in Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, People’s Republic of China (“China” or “PRC”).

Pursuant to the original Purchase Agreement executed on May 2, 2016, and the Supplemental Agreement No. 1 signed on December 22, 2016 and Supplemental Agreement No. 2 signed on July 12, 2017, Tantech acquired 70% equity interest of Suzhou E Motors directly from Mr. Henglong Chen for a total cash consideration of RMB 103,200,000 (approximately $15.2 million) and a share consideration of 2,500,000 restricted shares of Tantech’s common stock.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2016 combines the audited consolidated balance sheet of Tantech as of December 31, 2016 with the audited balance sheet of Suzhou E Motors as of December 31, 2016, giving effect to the transactions as if they had been consummated as of that date.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 combines the audited consolidated statement of operations of Tantech for the year ended December 31, 2016 with the audited statement of operations of Suzhou E Motors for the year ended December 31, 2016, giving effect to the transactions as if they had been consummated as of that date.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the transactions.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Tantech and Suzhou E Motors have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2016

	Tantech	Suzhou	Pro Forma			Pro Forma
	Holdings	E Motors	Adjustments			Combined
Cash and cash equivalents	$5,942,842	$390,841	$			$6,333,683
Restricted cash	328,254	3,415,279				3,743,533
Accounts receivable, net	40,640,892	6,123,985				46,764,877
Manufacturer rebate receivable	-	5,816,428				5,816,428
Inventories, net	1,198,750	2,218,961				3,417,711
Advances to suppliers, net	14,794,551	185,553				14,980,104
Due from related parties	-	276,844				276,844
Other current assets	751,540	1,109,783				1,861,323
Total current assets	63,656,829	19,537,674				83,194,503
Property, plant and equipment, net	9,269,834	1,605,699		(13,827	)(a)	10,861,706
Advances to suppliers-long-term	8,638,260	-				8,638,260
Intangible assets, net	1,788,178	2,164,092		12,266,329	(b)	16,218,599
Deposit for asset acquisition	431,913	-				431,913
Deposit for business acquisition	10,423,500	-		(10,423,500	)(c)	-
Goodwill	-	-		7,218,257	(d)	7,218,257
Deferred tax assets	94,153	188,729				282,882
Total assets	$94,302,667	$23,496,194		$9,047,259		$126,846,120

Short-term bank loan	$6,694,652	$-	$			$6,694,652
Banker acceptance notes payable	-	3,415,279				3,415,279
Current portion of long-term debt	-	274,492				274,492
Accounts payable	1,947,558	5,173,797				7,121,355
Due to related parties	-	2,482,167				2,482,167
Banks acceptance notes payable	1,727,652	-				1,727,652
Due to Suzhou E Motor's original shareholders				4,777,337	(e)	4,777,337
Other current liabilities	3,726,736	821,550				4,548,286
Total current liabilities	14,096,598	12,167,285				31,041,220
Deferred tax liability				3,066,582	(f)	3,066,582
Total liabilities	14,096,598	12,167,285				34,107,802
Total shareholders' equity	80,206,069	11,328,909		(5,003,479	)(g)	86,531,499
Non-controlling interest	-	-		6,206,819	(h)	6,206,819
Total liabilities and shareholders' equity	$94,302,667	$23,496,194		$9,047,259		$126,846,120

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2016

	Tantech	Suzhou	Pro Forma		Pro Forma
	Holdings	E Motors	Adjustments		Combined
Revenue - third parties	$47,665,674	$5,185,947	$		$52,851,621
Revenue - related parties		540,018			540,018
Manufacturer rebate income	-	6,083,311			6,083,311
Less: Cost of revenue	34,121,894	8,538,363			42,660,257
Selling, general and administrative expense	6,768,936	2,214,478			8,983,414
Research and development expenses	479,353	-			479,353
Income from operations	6,295,491	1,056,435	-		7,351,926
Interest income (expense)	(479,471)	(631,977)			(1,111,448)
Other income (expense), net	158,943	(863,378)			(704,435)
Income before income taxes	5,974,963	(438,920)	-		5,536,043
Provision for income taxes	1,367,270	119,378			1,486,648
Net Income	$4,607,693	$(558,298)	$-		$4,049,395
Net Income attributable to the Noncontrolling interest	(308,442)	-	-		(308,442)
Net Income attributable to Common Stockholders	$4,299,251	$(558,298)	$-		$3,740,953

Basic and diluted earnings per share	$0.19				$0.15
Weighted-average shares	23,019,185		$2,500,000	(i)	25,519,185

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations Adjustments:

(a)	To record the adjustment to reflect the fair value of the acquired property, plant and equipment.

(b)	To record the adjustment to reflect the fair value of acquired intangible assets.

(c)	Release of cash deposit made in advance as part of total cash consideration of RMB 103,200,000 (approximately $15.2 million).

(d)	Recognition of goodwill associated with the acquisition.

(e)	To record the remainder of cash consideration of RMB 30,800,000 (approximately $4.7 million).

(f)	To record the increase of deferred tax liabilities as a result of the increase in value of intangible assets, which may be taxable in the future.

(g)	To record the elimination of the historical equity of Suzhou E Motors and the issuance of 2,500,000 share of Tantech’s common stock as a part of the consideration for the acquisition.

(h)	Portion of net assets of Suzhou E Motors attributable to 30% non-controlling interest.

(i)	Increase in the weighted average shares in connection with the issuance of 2,500,000 common shares as the consideration of the acquisition.